EXHIBIT 10
                          VIDESH SANCHAR NIGAM LIMITED
                          (A Govt. of India Enterprise)
            Videsh Sanchar Bhavan, M.G. Road, Fort, Mumbai - 400 001

                                                       PRESS RELEASE NO. 26/2001
                                                       MUMBAI 30TH OCTOBER, 2001

              VSNL -- RECORDS HIGHER Q2 NET PROFIT AT RS.368 CRORES

VIDESH SANCHAR NIGAM LTD. the Indian telecommunications giant released its unaudited financial results for the second quarter and first half ended 30th September,2001.

KEY HIGHLIGHTS

o    INTERNATIONAL TELEPHONY TRAFFIC UP BY 13% IN Q2.

o    LEASED DATA CIRCUITS (64 KBPS EQUIVALENT) UP BY 156%.

o    Q2 NET PROFIT HIGHER AT RS.368 CR. UP BY 6% (RS.347 CRORES).

o REVENUE FROM VALUE ADDED SERVICE UP BY 19% AT RS.194 CRORES OVER Q2 FY2001 (RS.163 CRORES).

o    Q2 FY2002 TOTAL REVENUE AT RS.1,744 CRORES.

OPERATIONAL PERFORMANCE INDICATORS
PARTICULARS (HALF YEAR ENDED 30TH SEPT.)    2001         2000        GROWTH %
Telephone Circuits (Nos.)                  22,291       19,765          12.78
Telephone Traffic (m paid Mts)              1,460.71     1,273.5        14.70
Leased Data Circuits (64 Kbps eq.Nos.)      7,521        2,937         156.08
Internet Subscriber Base (Nos.)           624,158      507,538          22.98

International telephony traffic grew by 14.70% on a H1 to H1 basis and by 13.11% on a quarter-to-quarter basis (Q1FY2002 to Q2FY2001) Internet Subscriber base grew by 22.98%.

Key Financial Performance Indicators are given below:
                                                                 (Rs. in crores)
PARTICULARS (HALF YEAR ENDED 30TH SEPT.)     2001         2000         GROWTH %
Net Telephone Revenue                       1,214        1,154           5.20
Value Added Services Revenue                  365          338           7.99
Other Income                                  263          309         (15.04)
Total Revenue                               3,386        3,684          (8.08)
EBIDTA                                        838          863          (2.90)
EBIDTA -- Margin (%)                        25.84        25.57           1.06
Net Profit                                    734          730           0.55
Net Profit -- Margin (%)                    21.68        19.82           9.38


Commenting on the performance during this second quarter, SHRI. S.K. GUPTA, Chairman and Managing Director, VSNL said, "VSNL'S PERFORMANCE NOW IS AN INDICATOR OF THE FUTURE TRENDS. FALLING TELEPHONE ACCOUNTING RATES AND CHEAPER ACCESS COSTS WILL LEAD TO GROWTH IN TRAFFIC VOLUMES. THIS WILL LEAD TO VSNL
MAINTAINING A STEADY GROWTH TREND IN ITS PERFORMANCES. VSNL'S INSTALLED CAPACITIES WHICH IS THE RESULT OF SOME OF THE MOST COMPREHENSIVE AND LONG-TERM PLANNING, WILL KEEP IT IN THE FORE FRONT OF ALL TELEPHONY PROVIDERS IN INDIA, IN THE COMING YEARS."

VSNL's Internet service is growing from strength to strength with a customer base of about 6.25 lakhs dial-up connections now. With the launch of Internet dial-up services at Indore and Goa, the number of nodes in the VSNL network has increased to 17. These customers are serviced by VSNL through 1 GBPS of International Bandwidth and 1.5 GBPs of Domestic backbone. It also serves 1500 Internet leased line customers in 22 cities. It has also launched several Value Added Services like VPN, VMAIL, ALICE, etc. It has also taken a proactive step to block spamming and unsolicited commercial emails from its servers.

As a further step in its plans for business development, VSNL has signed business agreement with Telekom Malaysia, for providing Managed Data Network Services on Frame Relay Protocol. This will offer corporates, especially MNC's with base in Malaysia or India and working in the other country, seamless and completely managed end-to-end service.

VSNL showed its flexible and customer friendly quality of services, during the tragedy that struck New York City. As a result of the terrorist strike, there was very heavy telephone traffic for a few days, between concerned citizens of the two countries; outward traffic from Mumbai going up as much as 10 times the normal. VSNL installed additional Indo-US circuits to ensure that there was no bottleneck on the Indian side.

Commenting on VSNL's future SHRI. S.K. GUPTA has said, "VSNL HAS PLANNED AHEAD FOR ITS CHANGED ROLE AS A PARTICIPANT IN A COMPETITIVE ENVIRONMENT. WITH THE NEED TO MAINTAIN NON-VIABLE SERVICES DISAPPEARING, VSNL WILL FOCUS ITS FULL ATTENTION AND CAPABILITIES ON PROFITABLE SERVICES. IT HAS THE STRENGTHS IN WELL BUILT UP FIXED ASSETS, STRATEGIC TIE-UPS WITH GLOBAL TELECOM ORGANIZATIONS AND AN INHERENT FINANCIAL STRENGTH. ITS ESTABLISHED INFRASTRUCTURE WILL REALISE FOR ITS SHAREHOLDERS GOOD VALUATIONS AND EARNINGS IN THE COMING COMPETITIVE ENVIRONMENT."

Enclosed is a copy of the financial results of the company as released to the stock exchanges.

                                                /S/ DR. G.C. BANIK
                                                (DR. G.C. BANIK)
                                                CHIEF GENERAL MANAGER (PR)


Copy forwarded to: The News Editor/Correspondents of various newspapers and news agencies/PIB/ Doordarshan/AIR/Stock Exchange for kind coverage.